UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05 )*

Flagstone Reinsurance Holdings, S.A.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

L3466T104

(CUSIP Number)

Marissa Costales,  Silver Creek Capital Management LLC  1301 Fifth Avenue, 40th Floor  Seattle,  Washington  98101  Phone : 206-774-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SILVER CREEK CAPITAL MANAGEMENT LLC 98-0481623

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,255,728 Common Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,255,728 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,255,728 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%

14	TYPE OF REPORTING PERSON
IA

This Schedule 13D is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (the "Reporting Person"). The Reporting Person is the investment manager of certain private investment funds that own Common Shares of Flagstone Reinsurance Holdings, S.A., a holding company incorporated as a societe anonyme under the laws of Luxembourg (the "Company" and such funds, the "Private Funds"). This Schedule 13D relates to the Common Shares, par value $0.01 per share, of the Company. Unless the context otherwise requires, references herein to the "Common Shares" are to such Common Shares of the Company. The Private Funds directly own the Common Shares to which this Schedule 13D relates, and the Reporting Person may be deemed to have beneficial ownership over such Common Shares by virtue of the authority granted to it to vote and to dispose of the securities held by the Private Funds including the Common Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Shares of the Company and is being filed pursuant to Rules 13d-2(a) and under the Exchange Act. The address of the principal executive offices of the Company is 37 Val St Andre, L-1128 Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background

(a)	This statement is filed by the Reporting Person. The Reporting Person is organized as a limited liability company under the laws of the State of Washington.

(b)	The address of the principal business and principal office of the Reporting Person is 1301 Fifth Avenue, 40th Floor, Seattle, Washington, 98101.

(c)
The principal business of the Reporting Person is to serve as investment manager or adviser to the Private Funds and other affiliated private investment funds, and to control the investing and trading in securities of such entities.

(d)
The Reporting Person has not, nor, to the best of its knowledge, has any of its directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Washington limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Certain Private Funds sold 3,029,281 shares of Common Shares of the Company on June 10, 2011 (the "Transaction").

Item 4.	Purpose of Transaction

The purpose of the Transaction was to provide liquidity for the participating Private Funds.

The Reporting Person may cause the Private Funds to make acquisitions of Common Shares from time to time or to further dispose of any or all of the Common Shares held by the Private Funds. The Private Funds may from time to time receive further Common Shares in connection with their respective investments in unaffiliated or affiliated private investment funds.

The Reporting Person is engaged in the investment business. In pursuing this business, the Reporting Person may analyze the operations, capital structure and markets of companies,including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, the Reporting Person beneficially owns 3,255,728 Common Shares (the “Shares”). The Reporting Person has dispositive power over such holdings. The Shares represent 4.6% of the 70,380,852 Common Shares outstanding as of March 31, 2011, as reported in the Company's Form 10-Q for the quarterly period ending March 31, 2011. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

None of the Private Funds own a number of Common Shares representing more than 5% of the total outstanding Common Shares.

(b)	The Reporting person has dispositive power over the 3,255,728 Common Shares held directly by the Private Funds.

(c)
Except as set forth below, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Person, nor, to the best of its knowledge, any of their directors, executive officers, general partners or members.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
6/10/2011	(3,029,281)	$8.2491

(d)
Other than the Private Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	June 10, 2011

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver Creek Capital Management LLC

June 14, 2011	By:	/s/ Eric E. Dillon
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)